UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 16, 2006

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

_____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300	**23060**
Glen Allen, Virginia	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 (c). Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On June 16, 2006, Ernest G. Bretana, Vice President of Saxon Capital, Inc. (the "Company") was appointed to the position of Executive Vice President and Director of Capital Markets of Saxon Mortgage, Inc. Mr. Bretana has been employed by Saxon Mortgage, Inc since 1999. Mr. Bretana is responsible for the Company's asset backed securitization, whole loan sale, and conduit programs. Mr. Bretana received his Bachelor of Business Administration in Finance from James Madison University, and received his Masters of Business Administration from the College of William and Mary. Prior to joining Saxon, Mr. Bretana served as Vice President, Financial Analyst for Dynex Commercial, Inc. from 1998 to 1999 and as a Financial Analyst in the structured finance group of the law firm of Arter & Hadden, LLP from 1996 to 1998.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SAXON CAPITAL, INC.

By: /s/Robert B. Eastep

Robert B. Eastep

Executive Vice President, Chief Financial Officer

Date: June 20, 2006